

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE

January 22, 2025

Matthew Horvath
Chief Financial Officer
Stoneridge, Inc.
39675 MacKenzie Drive, Suite 400
Novi, Michigan 48377

      Re: Stoneridge, Inc.
           Form 10-K for the fiscal year ended December 31, 2023
           Filed March 1, 2024
           File No. 001-13337

Dear Matthew Horvath:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Manufacturing